Exhibit 99.1

NOTICE TO THE MARKET

GERDAU AMERISTEEL SHAREHOLDERS’ MEETING TO BE HELD ON AUGUST 24, 2010

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) and Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) announced today that the rescheduled special meeting to approve a proposed plan of arrangement involving, among other things, the acquisition by Gerdau S.A. of all of the issued and outstanding common shares of Gerdau Ameristeel that Gerdau S.A. does not already own for US$11.00 per share will be held on August 24, 2010 at 11:00 a.m. (Toronto time) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

The special meeting was rescheduled to accommodate the regulatory review of certain disclosure documents related to the transaction.  That review has now been completed and Gerdau Ameristeel has prepared an amended 13E-3 and a supplement to the management proxy circular dated July 7, 2010, which are available on Gerdau Ameristeel’s website at www.gerdauameristeel.com. These documents have also been filed with the Canadian securities regulators and with the U.S. Securities and Exchange Commission and are available on the Canadian SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

The record date of June 18, 2010 has not been changed.  If you have not yet deposited your proxies, you may continue to do so.  No further action need be taken by shareholders that already have deposited proxies in respect of their shares for those shares to be voted at the special meeting.  Proxies must be received by Gerdau Ameristeel’s transfer agent, CIBC Mellon Trust Company, by no later than 11:00 a.m. (Toronto time) on August 20, 2010.  Voting instructions and information about the mechanics for depositing proxies are provided in the management proxy circular which has been mailed to shareholders and which is available on the SEDAR website at www.sedar.com.

The hearing in respect of the final order of the Ontario Superior Court of Justice will take place on August 27, 2010 at 10:00 a.m.

About Gerdau S.A.

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of specialty long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel Corporation

Gerdau Ameristeel Corporation is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel Corporation serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel Corporation’s majority shareholder is Gerdau S.A.

Forward Looking Statements

This release contains forward-looking statements relating to the acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, court approvals and the satisfaction or waiver of certain other conditions contemplated by the definitive arrangement agreement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made. Additionally, Gerdau S.A. and Gerdau Ameristeel undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

Rio de Janeiro, August 13th, 2010.

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer